[redacted]

SE 09056500 OMMISSION
49

SEC Mail Processing Section
MAR -2 2009
Washington, DC
110

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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| SEC FILE NUMBER |
|---|
| 8 - 65718 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gallatin Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue
(No. and Street)

| New York | New York | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Youngblood — (212) 891-7990
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name* )

| 4 Becker Farm Road | Roseland | New Jersey | 07068 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

# OATH OR AFFIRMATION

I, John Youngblood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gallatin Capital, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

Signature

Managing Partner
Title

Notary Public

DACIA McKENZIE
Notary Public, State of New York
Qualified in Queens County
Reg. No. 01M[illegible]134860
My Commission Exp[illegible] 11, 2009

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GALLATIN CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

# GALLATIN CAPITAL, LLC

## CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

# INDEPENDENT AUDITORS' REPORT

To the Members of
Gallatin Capital, LLC

We have audited the accompanying statement of financial condition of Gallatin Capital, LLC (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gallatin Capital, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 27, 2009

# GALLATIN CAPITAL, LLC

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2008**

| | | |
|---|---|---|
| **ASSETS** | | |
| **Cash and cash equivalents** | $ | 920,840 |
| **Restricted cash** | | 249,612 |
| **Fees receivable** | | 1,700,301 |
| **Property and equipment,** net | | 157,297 |
| **Prepaid pension benefits** | | 30,382 |
| **Other assets** | | 8,684 |
| | $ | 3,067,116 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 130,428 |
| Income taxes payable | | 13,813 |
| Deferred income tax liability | | 65,196 |
| Deferred rent payable | | 195,510 |
| Total liabilities | | 404,947 |
| **Members' equity** | | 2,662,169 |
| | $ | 3,067,116 |

*See accompanying notes to financial statement.*

## 1. Nature of business

Gallatin Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business is primarily comprised of subscription fees for capital raising services.

## 2. Summary of significant accounting policies

*Basis of Presentation*

The financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America

*Cash Equivalents*

The Company considers amounts held in money market accounts to be cash equivalents.

*Restricted Cash*

Restricted cash consists of amounts held on deposit as collateral for a standby letter of credit.

*Fees Receivable and Allowance for Doubtful Accounts*

The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. There was no allowance for doubtful accounts at December 31, 2008.

*Fee Revenues*

Fee revenues are recognized in accordance with the terms of the respective placement agreements.

*Property and Equipment*

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

| Asset | Useful Life | Principal Method |
|---|---|---|
| Furniture and fixtures | 7 years | Straight-line |
| Office equipment | 5 years | Straight-line |
| Computer software | 3 years | Straight-line |

Maintenance and repairs are charged to expense and major renewals and betterments are capitalized. At the time property and equipment are retired or disposed of, the applicable cost and accumulated depreciation are removed from the accounts and any gain or loss is credited or charged to operations.

**2. Summary of significant accounting policies (continued)**

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

*Income Taxes*

The Company complies with SFAS No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

*Comprehensive Income*

The Company complies with SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes rules for the reporting and disclosure of comprehensive income (loss) and its components. SFAS No. 130 requires the Company's change in the pension plan assets to be included in other comprehensive income.

*Defined Benefit Pension Plan*

The Company complies with SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". The Company adopted SFAS No. 158 effective for the year ended December 31, 2007. This statement requires the recognition by the Company of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial condition and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial condition, with certain exceptions.

The Company also complies with SFAS No. 132(R), "Employers' Disclosures about Pensions and Other Retirement Benefits". SFAS No. 123(R) revises certain employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87 and SFAS No. 88. SFAS No. 123(R) requires additional disclosures about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans. The additional disclosure requirements are included in Note 8.

## 2. Summary of significant accounting policies (continued)

*Fair Value Measurement*

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Since the only assets of the Company to which SFAS No. 157 might apply consist of money market mutual funds that the Company treats as cash equivalents, the Company values these assets at their fair value, which the Company has determined is the assets redemption price of $1 per share, in accordance with the relevant prospectus.

## 3. Property and equipment

Details of property and equipment at December 31, 2008 are as follows:

| | |
|---|---|
| Furniture and fixtures | $ 154,355 |
| Office equipment | 116,512 |
| Computer software | 39,656 |
| | 310,523 |
| Less accumulated depreciation and amortization | 153,226 |
| | $ 157,297 |

Depreciation and amortization expense for the year ended December 31, 2008 was approximately $24,000.

## 4. Members' equity

Members' equity consists of 1,000 authorized Class A Units and 1,000 authorized Class B Units. In accordance with the Company's operating agreement, each unit shall have the same rights, priorities and preferences except that each issued and outstanding Class A Unit entitles the holder to full voting power, the right to participate in any meeting or vote of Members, or to have any notice of such meetings. As of December 31, 2008, there were 200 Class A Units issued and outstanding, and no Class B Units were issued.

### 5. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company's net capital was approximately $584,000 which was approximately $562,000 in excess of its minimum requirement of approximately $22,000.

### 6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

### 7. Commitment

*Operating Lease*

The Company leases its office facility under a non-cancelable operating lease expiring in May 2018.

On December 31, 2007, the Company executed a sublease agreement for a portion of their office facility expiring in April 2012.

As security for the operating lease on its office facility, the Company has issued an irrevocable standby letter of credit in favor of the landlord in the amount of approximately $250,000. This amount is recognized as restricted cash in the statement of financial condition.

Approximate future minimum annual rental payments (net of approximate sublease income) at December 31, 2008 are as follows:

| Year Ending December 31, | | |
|---|---|---|
| 2009 | $ | 297,000 |
| 2010 | | 303,000 |
| 2011 | | 310,000 |
| 2012 | | 445,000 |
| 2013 | | 538,000 |
| Thereafter | | 2,605,000 |
| | $ | 4,498,000 |

For the year ended December 31, 2008, occupancy costs, net of sublease income of approximately $111,000, totaled approximately $251,000.

**8. Defined benefit pension plan**

The Company provides retirement benefits for certain employees under a defined benefit pension plan. Benefits from this plan are based on compensation, years of service and either fixed dollar amounts per years of service or employee compensation during the later years of employment. The assets of the pension plan consist of annuity contracts of approximately 82%, equities of approximately 10%, and cash and cash equivalents of approximately 8%.

The Company's funding policy is to contribute annually at least the minimum amount required by the Employee Retirement Income Security Act (ERISA) of 1974.

SFAS No. 158 requires, among other things, the recognition of the funded status of defined benefit pension plans. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. The initial impact of the standard due to unrecognized prior service costs or credits and net actuarial gains or losses that are not recognized in net periodic pension cost, as well as subsequent changes in the funded status, are recognized as a component of accumulated comprehensive loss (net of tax) in members' equity.

The Company uses December 31 as its measurement date for its pension plan.

Net periodic pension cost for the plan is as follows:

| | |
|---|---|
| Service cost | $ 327,400 |
| Interest cost | 52,766 |
| Expected return on plan assets | (68,138) |
| Amortization of transition amount | (22,034) |
| Net periodic pension cost | $ 289,994 |

At December 31, 2008, accumulated other comprehensive income includes a transition obligation of approximately $286,000, and an unrecognized loss of approximately $83,000. Net periodic pension cost for the year ending December 31, 2009 will include approximately $22,000 of amortization related to the transition obligation.

The following table sets forth the funded status of the plan for the year ended December 31, 2008:

| | |
|---|---|
| Projected benefit obligation | $ (1,547,563) |
| Fair value of pension plan assets | 1,349,945 |
| Employer contributions to the plan in transit at year-end | 228,000 |
| Funded status | $ 30,382 |

**8. Defined benefit pension plan (continued)**

Weighted average assumptions used to determine the projected benefit obligations for the year ended December 31, 2008:

| | |
|---|---|
| Discount rate | 5.0% |
| Expected long-term rate of return on plan assets | 5.0% |

Weighted average assumptions used to determine net periodic benefit cost for the year ended December 31, 2008:

| | |
|---|---|
| Discount rate | 5.0% |
| Expected long-term rate of return on plan assets | 5.0% |

The accumulated benefit obligation for the plan was $1,547,563 at December 31, 2008.

The Company does not expect to make any benefit payments for each of the next five years.

For the year ended December 31, 2008, there were $228,000 of employer contributions paid into the plan, no contributions from participants, and no benefits paid to participants.

The Company's investment strategies and policies are to systematically reduce the annuity contracts that comprise a major portion of the plan's assets until all contracts have been sold. Proceeds from the sale of the annuity contracts will be primarily invested in a broad range of equity securities. Cash or cash equivalents are to be minimal but sufficient to service the liquidity needs of the plan.

**9. Income taxes**

No provision for federal and state income taxes has been recorded because the Company is a limited liability company and files its tax return as a partnership. Accordingly, the members report their share of the Company's income or loss on their income tax returns. Current income tax expense results from the New York City unincorporated business tax.

Deferred income tax expense results from differences between the book and tax basis of assets and liabilities resulting from the Company being a cash basis taxpayer. The deferred income tax liability is mainly attributable to the timing difference related to the fees receivable.

**10. Major customer**

For the year ended December 31, 2008 approximately $6,991,000 or approximately 87% of fee revenues were earned from one customer. Fees receivable from this customer were approximately $1,400,000 at December 31, 2008.

### 11. Concentration of credit risk

The Company maintains its cash and cash equivalents balances at one financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management regularly monitors the financial condition of this institution in order to keep the potential risk to a minimum.

### 12. 401(k) Retirement plan

The Company maintains a contributory 401(k) Plan (the "401(k) Plan"). The 401(k) Plan is for the benefit of all eligible employees who may make voluntary contributions to the 401(k) Plan which cannot exceed $15,500 for the year ended December 31, 2008. Company contributions to the 401(k) Plan are at the discretion of management. During the year ended December 31, 2008, the Company contributed approximately $135,000 into the 401(k) Plan.